Exhibit 99.5

Absolute Software Reports Second Quarter Fiscal 2021 Financial Results

Accelerating annual revenue growth of 16% driven by strong ARR growth of 17%

VANCOUVER, British Columbia – February 9, 2021 - Absolute Software Corporation (“Absolute” or the “Company”) (TSX: ABST) (NASDAQ: ABST), a leader in Endpoint Resilience™ solutions, today announced its financial results for its second quarter fiscal 2021 ended December 31, 2020. All dollar figures are stated in U.S. dollars, unless otherwise indicated.

“As we all approach the one-year milestone in our remote working and distance learning journeys, the massive market opportunity for Absolute remains clear and in focus,” said Christy Wyatt, President and Chief Executive Officer at Absolute Software. “Our strong fiscal Q2 results reflect increased demand for the Absolute Resilience platform, the only firmware-based solution across over half a billion devices that enables customers to always know where their endpoints are, take deep control and security actions on those devices, and help their security controls repair themselves.“

Second Quarter Fiscal 2021 (“Q2 F2021”) Financial Highlights

•	Total revenue in Q2 F2021 was $29.9 million, representing an increase of 16% over Q2 F2020 revenue.

•

Total ARR(1) at December 31, 2020 was $117.5 million, representing an increase of 17% over the prior year. The Enterprise & Government portions of Total ARR increased by 12% annually over Q2 F2020 and represented 66% of Total ARR at December 31, 2020; the Education sector portion of Total ARR increased by 30% annually over Q2 F2020 and represented 34% of Total ARR at December 31, 2020.

•	Adjusted EBITDA(1) in Q2 F2021 was $8.0 million, or 27% of revenue, up from $6.2 million, or 24% of revenue, in Q2 F2020.

•	New Logo ARR(1)(2) was $1.5 million in Q2 F2021, compared to $1.3 million in Q2 F2020.

•	Net Dollar Retention(1)(3) from existing customers was 109% in Q2 F2021, compared to 100% in Q2 F2020.

•	Net income in Q2 F2021 was $1.9 million, compared to 2.7 million in Q2 F2020.

•	Absolute paid a quarterly dividend of CAD$0.08 per common share during Q2 F2021.

•	Cash generated from operating activities in Q2 F2021 was $13.4 million, compared to $2.2 million in Q2 F2020.

(1)	Refer to the “Non-IFRS Measures and Key Metrics” section of the Q2 F2021 MD&A for further discussion of this measure.
(2)

Beginning in Q2 F2021, we have changed the nomenclature of Total ARR from sales to new customers during a period from “ARR from New Customers” to “New Logo ARR”. There has been no change in the method by which this measure is calculated.

(3)

Beginning in Q2 F2021, we have changed the nomenclature of the percentage increase or decrease in Total ARR from existing customers for a given period from “Net ARR Retention” to “Net Dollar Retention” and changed the measurement period from quarterly to annual, as we believe the annual metric is more aligned with business performance measures and industry norms. The measure calculated under the previously used methodology for Q2 F2020 was 104%.

Selected Quarterly Information

USD Millions, except per share data	Q2			YTD
	F2021	F2020	Change	F2021	F2020	Change
Total annual recurring revenue (“ARR”)	$117.5	$100.3	17%

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Revenue
Recurring revenue(1)	$29.0	$24.9	16%	$56.6	$49.5	14%
Other	$0.9	$0.9	(0%)	$1.8	$ 1.9	(7%)
Total	$29.9	$25.8	16%	$58.4	$51.4	13%
Net income	$1.9	$2.7	(30)%	$4.5	$ 6.2	(27%)
Per share (basic)	$0.04	$0.06		$0.10	$0.15
Per share (diluted)	$0.04	$0.06		$0.09	$0.14
As a percentage of revenue	6%	11%		8%	12%
Adjusted EBITDA(2)	$8.0	$6.2	30%	$16.2	$13.2	23%
As a percentage of revenue	27%	24%		28%	26%
Cash from operating activities	$13.4	$2.2	517%	$28.1	$9.6	191%
Dividends paid	$3.0	$2.5	20%	$5.6	$5.0	11%
Per share (CAD)	$0.08	$0.08		$0.16	$0.16
Cash, cash equivalents, and short-term investments	$132.0	$38.6	242%
Total assets	$213.9	$105.1	104%
Deferred revenue	$154.1	$128.8	20%
Common shares outstanding	49.2	42.3	16%

Notes:

1.

Recurring revenue represents revenue derived from cloud services and managed services, both of which are included as part of Total ARR (as defined below). Other revenue represents revenue derived from non-recurring professional services and ancillary product lines, including consumer products. See the Q2 F2021 MD&A for full disclosure regarding these measures.

2.

Throughout this document, Adjusted EBITDA (as defined below) is used as a profitability measure. Please refer to the “Non-IFRS Measures and Key Metrics” section of the Q2 F2021 MD&A for further discussion on this and other non-IFRS measures.

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Q2 F2021 & Recent Business Highlights

Product and service highlights:

•

In October, we launched a new Absolute Control® mobile app, designed to help customers secure endpoint devices and protect sensitive data while on the go. The user-friendly app extends the power of the Absolute console, enabling IT and security teams to easily locate lost or stolen devices, check the health of critical endpoint security agents, and take swift action to lock a device if it is determined to be at risk.

•

In November, we announced new software inventory capabilities and web usage analytics that provide IT and security teams with advanced insights into software and web usage across their distributed endpoint device fleets.

•

We continued adding to our Application Persistence™ portfolio of self-healing applications, including Netskope® Cloud Access Security Broker (CASB), Next-Gen Secure Web Gateway (NG-SWG) and Palo Alto Networks® GlobalProtect™ security platform, enabling them to be monitored and autonomously repair themselves, so they remain installed, healthy, and undeletable.

Business and organizational developments:

•

In October, we completed a public offering of our common shares (“Common Shares”) in the United States and Canada for gross proceeds of approximately $69 million and a corresponding cross-listing of the Common Shares on the Nasdaq Global Market Exchange. Our Common Shares now trade on both the Toronto Stock Exchange and Nasdaq under the symbol “ABST.”

•

In October, Christy Wyatt, Absolute’s President and Chief Executive Officer was named ‘New CEO of the Year’ by The Globe and Mail’s Report on Business magazine, based on her significant impact on the Company and its strategy in less than three years of tenure in her role.

•

In November, Steven Gatoff joined Absolute as Chief Financial Officer. Mr. Gatoff brings to Absolute over 25 years of financial expertise and leadership, and a distinctive track record of driving value creation for software companies. His responsibility includes all global finance, accounting, financial reporting, audit, tax, investor relations, and capital planning functions at Absolute.

•

In November, we announced Sound Physicians, a physician-led operator of medical clinics across the U.S., relies on the Absolute Resilience™ platform to secure remote endpoints that routinely process and store sensitive patient data protected by the Health Insurance Portability and Accountability Act (HIPAA).

•

In December, we were awarded the Cyber CatalystSM designation by Marsh & McLennan – who facilitates an independent evaluation of over 90 solutions by leading cyber insurers. This designation is significant as it emphasizes Absolute’s critical capabilities and our ability to provide the highest level of protection against today’s top cyber risks—and offers customers significant discounts on cyber insurance when Absolute is deployed in their environments.

•

In December, we were notified by the FedRAMP Joint Authorization Board that we have been prioritized to pursue a Provisional Authority to Operate for the Absolute Resilience platform. This enhances our opportunity to accelerate our growth in the US federal market over the

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coming years – and demonstrates our commitment to ensuring the highest levels of cloud security across all government agencies.

•

In December, we were named a Leader in the Winter 2021 Grid® Report for Endpoint Management published by G2, a leading business solutions review website. This marks the sixth consecutive quarter Absolute has been identified as one of the top Endpoint Management solution providers based on high levels of customer satisfaction among G2’s verified users.

Partner and other highlights included:

•	Absolute was added to the HealthTrust Group Purchasing Organization offering that Lenovo and CDW sales teams are leveraging in healthcare sector.

•	Dell’s Blueprint for Success program, originally launched in Q1 with a focus on education, has now been expanded to cover state and local governments and healthcare.

•	Additional software bundles were launched with HP in North America and EMEA, supporting consumers as well as WFH, remote workers and BYOD users.

•	Absolute increased partner engagement in Q2 via our new Partner Program, which in turn led to increased activity in our channel pipeline.

F2021 Financial Outlook

The Company is updating its previously disclosed financial outlook for the full year fiscal 2021 as follows:

•	The Company is raising its outlook on revenue from $116 million to $118 million (representing 11% to 13% annual growth) to $117 million to $119 million (representing 12% to 14% annual growth).

•	The Company is raising the lower end of its outlook on Adjusted EBITDA from 21% to 24% of revenue to 22% to 24% of revenue.

•	The Company is also raising the lower end of its outlook on cash from operating activities margin from 25% to 34% of revenue to 26% to 34% of revenue.

•	The Company is maintaining its outlook for capital expenditures and expect them to be between $3.0 million and $4.0 million.

The foregoing outlook and expectations constitute forward-looking statements and financial outlook and are qualified in their entirety by the “Forward-Looking Statements” cautionary statement below.

Quarterly Dividend

On January 20, 2021, we declared a quarterly dividend of CAD$0.08 per share on our Common Shares, payable in cash on February 26, 2021 to shareholders of record at the close of business on February 12, 2021.

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Quarterly Filings and Related Quarterly Financial Information

Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended December 31, 2020 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additionally, the Company has published on the Investor Relations section of its website (www.absolute.com/company/investors/) an Q2 F2021 Earnings Presentation and a dashboard of Selected Operating and Financial Metrics.

Conference Call

Absolute Software will hold a conference call to discuss its Q2 F2021 financial results on Tuesday, February 9, 2021, at 5:00 p.m. ET (2:00 p.m. PT) after the financial markets close.

The call will be accessible by dialing 647-427-7450 or 1-888-231-8191. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.

The conference call will be archived for replay until Tuesday, February 16, 2021. To access the archived conference call, please dial 416-849-0833 or 1-855-859-2056 and enter the reservation code 4639198. An archived replay of the webcast will be available for 90 days.

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Non-IFRS Measures and Key Metrics

Throughout this press release, the Company refers to a number of measures and metrics that the Company believes are meaningful in the assessment of the Company’s performance. Many of these metrics are non-standard measures under International Financial Reporting Standards (“IFRS”), do not have any standardized meaning under IFRS, and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS. For more complete discussion of these non-IFRS measures, please refer to the Q2 F2021 MD&A.

These measures and metrics, and their method of calculation or reconciliation to IFRS measures, are as follows:

a) Total ARR, Net Dollar Retention, and New Logo ARR

As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the aggregate annual recurring revenue of our subscriptions under contract and generating revenue, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues.

Total ARR is a key metric and measures the amount of annual recurring revenue we will receive from our customers under contract at a point in time, and therefore is an indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers. As Total ARR is measured at a point in time, there is no similar measure under IFRS against which it can be reconciled.

Net Dollar Retention (previously “Net ARR Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. This metric provides insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.

New Logo ARR (previously “ARR from New Customers”) is a key metric and measures the addition to Total ARR from sales to new customers during a period.

b) Adjusted Operating Expenses

A number of significant non-cash expenses are reported in our Cost of Revenue and Operating Expenses. In addition, restructuring and reorganization charges and post-retirement benefits are also reported in Operating Expenses. Management defines “Adjusted Operating Expenses” as IFRS Cost of Revenue, Sales and Marketing, Research and Development, and General and Administration expenses adjusted for these items, as we believe that analyzing these expenses exclusive of these items provides a useful measure of the cash invested in operating the ongoing business. The non-cash items include share-based compensation, amortization of intangible assets, and depreciation of property and equipment and amortization of right of use assets.

Specifically, management adjusts for the following items in computing its Adjusted Operating Expenses:

1)

Share-based compensation: Our compensation strategy includes the use of share-based awards to attract and retain key employees, executives and directors. It is principally aimed at aligning their interests with those of our shareholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, share-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period.

2)

Amortization of Intangible Assets: We believe that amortization of intangible assets is not necessarily reflective of current period operational activities. In particular, the amortization of acquired technologies

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and customer relationships relates to items arising from pre-acquisition activities. These are costs that are determined at the time of an acquisition or when other intangible assets are acquired. While it is continually reviewed for potential impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period.

3)

Depreciation of Property and Equipment and Amortization of Right of Use Assets: We believe that depreciation / amortization of property and equipment and right of use assets is not necessarily reflective of current period operational activities. In particular, the costs associated with these assets relate to operational decisions made in prior periods. Depreciation / amortization of these costs is a static expense, one that is typically not affected by operations during any particular period.

4)

Restructuring or Reorganization Charges and Post-Retirement Benefits: We believe that costs incurred in certain significant post-retirement benefits afforded to executives upon departure from the Company, are not necessarily reflective of current period operational activities. In particular, these items relate to decisions which will impact future operating periods. The magnitude of these expenses is typically determined by contractual law, common law, or by statute, and is unaffected by operations and performance in any particular period.

5)

Non-recurring Items: We believe that costs that are non-recurring, unusual or non-operating in nature, such as non-recurring, unusual or non-operating tax, legal, restructuring and other one-time corporate expenses, are not necessarily reflective of current period operational activities.

The following table provides a reconciliation of our Net Income to Adjusted EBITDA:

	Three months ended December 31,		Six months ended December 31,
(in millions)	2021	2020	2021	2020
Net income	$1.9	$2.7	$4.5	$6.2
Adjustments
Depreciation of property and equipment(1)	0.8	0.8	1.7	1.7
Amortization of right of use assets(2)	0.6	0.4	1.1	0.8
Non-recurring Items	1.0	—	1.0	—
Share-based compensation(3)	2.6	1.1	5.1	2.2
Finance income, net(4)	(0.0)	(0.1)	(0.0)	(0.3)
Interest on lease liability(5)	0.1	0.1	0.3	0.3
Foreign exchange loss(6)	0.3	0.1	0.5	0.0
Income tax expense(7)	0.7	1.1	2.0	2.3

Adjusted EBITDA	$8.0	$6.2	$16.2	$13.2

Notes:

(1)	Depreciation of property and equipment per the Statement of Cash Flows.
(2)	Amortization of right of use assets per the Statement of Cash Flows.
(3)	Share-based compensation per the Statement of Operations.
(4)	Finance income, net per the Statement of Operations.
(5)	Interest on lease liability per the Statement of Operations.
(6)	Foreign exchange loss per the Statement of Operations.
(7)	Income tax expense per the Statement of Operations.

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About Absolute Software

Absolute Software is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network, and empowers them with Self-Healing Endpoint™ security to ensure mission-critical apps remain healthy and deliver intended value.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

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Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, the information under the heading “F2021 Financial Outlook”, statements regarding Absolute’s market opportunity and ability to accelerate growth, and any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic; the impacts of the COVID-19 pandemic (including, without limitation, greater/continued remote working and/or distance learning) on Absolute’s business, operations, prospects, and financial results; projected growth, revenues, margins, Adjusted EBITDA, profitability, expenses, cash from operating activities, capital expenditures, and earnings; existing and new product functionality and suitability; PC OEM and other partner activities and initiatives; and expectations for the size of the IT security industry, including as a result of COVID-19. Forward-looking statements, including the F2021 Financial Outlook, are provided as of the date hereof for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; there will continue to be a trend toward greater/continued remote working and/or distance learning, in the short, medium, and/or long-term, and a resulting market shift in the demand for endpoint security and Absolute’s solutions; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions more efficiently and cost effectively; the size of the IT security industry will be in line with industry experts’ and Absolute’s expectations; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing, and new, operating systems such as Microsoft Windows; Absolute will be able to maintain and develop its PC OEM and other partner networks; Absolute’s current and future (if any) PC OEM partners will continue to provide embedded firmware and distribution and resale support; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will use the proceeds of the October 2020 public equity offering as intended; future financing will be available to Absolute on favourable terms if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire (if any); Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property will be sufficient and its technology does not and will not materially infringe third party intellectual property rights; Absolute will be able to obtain any necessary third party licenses on favourable terms; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its recent SEC registration and Nasdaq listing; Absolute will not become involved in material litigation; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting; and economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as

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more particularly described in the “Risk and Uncertainties” section of Absolute’s Q2 F2021 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov): risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to accurately predict its rate of growth and profitability; that Absolute’s estimates of market opportunity and market and revenue growth may be inaccurate or Absolute may fail to grow at its estimated rates; that Absolute may need or elect to use the proceeds of the recent public equity offering other than as currently intended and disclosed; Absolute’s dependence for sales on PC OEM partners and other distribution channels; that Absolute is heavily dependent on its ability to maintain its embedded firmware with its current PC OEM partners; risks related to economic and political uncertainty; that Absolute may be unable to attract new customers or its existing customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities or defects; that Absolute could suffer security breaches impacting the third-party data that Absolute stores and the other risks associated with data security and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws if the customer does not comply with such laws; that continued sales growth may cause operating challenges for Absolute; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; that Absolute’s business may be impacted by business cycles; risks associated with the competition Absolute faces within its industry; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating “open source” software; that Absolute may be unable to maintain technology licenses from third-parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or dispute resolution from time-to-time; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and integrate acquisitions (or may be unable to successfully complete dispositions) of companies, businesses, products or technologies; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; income tax related risks; Absolute may become subject to product liability claims; and risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

CONTACT:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars unless otherwise noted) (Unaudited)

	Notes	December 31, 2020	June 30, 2020
ASSETS
CURRENT
Cash and cash equivalents	(Note 12)	$131,624,219	$29,727,498
Short-term investments	(Note 3)	359,832	17,350,152
Trade and other receivables	(Note 4)	22,287,648	28,990,235
Income tax receivable		545,291	111,769
Prepaid expenses and other		5,276,540	2,541,183
Contract acquisition assets – current	(Note 5)	8,323,010	7,501,339

		168,416,540	86,222,176
PROPERTY AND EQUIPMENT		4,435,336	5,563,327
RIGHT OF USE ASSETS	(Note 6)	11,359,960	9,181,927
DEFERRED INCOME TAX ASSETS	(Note 11)	22,357,305	22,278,745
CONTRACT ACQUISITION ASSETS	(Note 5)	6,274,576	5,842,845
GOODWILL		1,100,000	1,100,000

		$213,943,717	$130,189,020

LIABILITIES
CURRENT
Trade and other payables	(Note 7)	$21,736,334	$20,129,253
Income tax payable		22,777	382,041
Lease liabilities – current	(Note 8)	2,532,627	1,724,730
Deferred revenue – current	(Note 10(b))	86,028,052	80,843,795

		110,319,790	103,079,819
LEASE LIABILITIES	(Note 8)	10,433,103	8,411,101
DEFERRED REVENUE	(Note 10(b))	68,060,788	61,759,629

		188,813,681	173,250,549

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	(Note 9(b))	147,976,213	81,890,311
Equity reserve		41,127,123	38,523,835
Treasury shares		(263,840)	(263,840)
Accumulated other comprehensive income		590,038	—
Deficit		(164,299,498)	(163,211,835)

		25,130,036	(43,061,529)

		$213,943,717	$130,189,020

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Income

Three and six months ended December 31, 2020 and 2019

(Expressed in United States dollars unless otherwise noted) (Unaudited)

		Three months ended December 31,		Six months ended December 31,
	Notes	2020	2019	2020	2019
REVENUE		$29,857,255	$25,797,614	$58,352,812	$51,450,103
COST OF REVENUE		3,355,200	3,022,265	6,470,607	6,255,632

GROSS MARGIN		26,502,055	22,775,349	51,885,205	45,194,471

OPERATING EXPENSES
Sales and marketing		10,190,776	9,521,739	20,274,315	19,040,524
Research and development		5,824,261	4,185,723	10,885,955	7,925,309
General and administration		4,855,655	4,111,620	8,298,684	7,436,477
Share-based compensation	(Note 9(h))	2,553,776	1,070,385	5,146,781	2,237,186

		23,424,468	18,889,467	44,605,735	36,639,496

OPERATING INCOME		3,077,587	3,885,882	7,276,470	8,554,975

OTHER EXPENSE
Finance income, net		3,429	128,605	25,365	240,746
Interest expense – lease liabilities		(142,685)	(126,727)	(281,334)	(257,928)
Foreign exchange loss		(299,711)	(40,426)	(485,938)	(53,245)

		(438,967)	(38,548)	(741,907)	(70,427)

NET INCOME BEFORE INCOME TAXES		2,638,620	3,847,334	6,534,563	8,484,548
INCOME TAX EXPENSE	(Note 11)	(736,000)	(1,137,000)	(2,030,000)	(2,323,000)

NET INCOME		1,902,620	2,710,334	4,504,563	6,161,548
UNREALIZED GAIN ON DERIVATIVES, NET OF TAX		559,811	—	590,038	—

COMPREHENSIVE INCOME		$2,462,431	$2,710,334	$5,094,601	$6,161,548

BASIC INCOME PER SHARE		$0.04	$0.06	$0.10	$0.15

DILUTED INCOME PER SHARE		$0.04	$0.06	$0.09	$0.14

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING,
BASIC		48,982,816	41,722,849	45,801,889	41,723,856

DILUTED		52,246,460	43,859,350	49,065,830	43,848,893

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in United States dollars unless otherwise noted) (Unaudited)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
BALANCE, JUNE 30, 2019	41,645,552	$76,778,014	$36,744,933	$(359,973)	$—	$(163,778,642)	$(50,615,668)
Shares issued on options exercised	135,862	912,602	(161,710)	—	—	—	750,892
Shares issued under Employee Share Purchase Plan (“ESPP”)	35,963	180,842	—	—	—	—	180,842
Shares issued under Performance and Restricted Share Unit plan (“RSU”)	483,927	2,395,678	(2,493,580)	96,133	—	—	(1,769)
Share-based compensation	—	—	2,032,226	—	—	—	2,032,226
Dividends paid	—	—	—	—	—	(5,021,806)	(5,021,806)
Net income and total comprehensive income	—	—	—	—	—	6,161,548	6,161,548

BALANCE, DECEMBER 31, 2019	42,301,304	80,267,136	36,121,869	(263,840)	—	(162,638,900)	(46,513,735)
Shares issued on options exercised	150,406	1,149,183	(254,527)	—	—	—	894,656
Shares issued under ESPP	36,060	188,230	—	—	—	—	188,230
Shares issued under RSU	56,425	301,671	(301,671)	—	—	—	—
Shares repurchased and cancelled	(8,700)	(15,909)	—	—	—	(32,919)	(48,828)
Share-based compensation	—	—	2,958,164	—	—	—	2,958,164
Dividends paid	—	—	—	—	—	(5,013,177)	(5,013,177)
Net income and total comprehensive income	—	—	—	—	—	4,473,161	4,473,161

BALANCE, JUNE 30, 2020	42,535,495	81,890,311	38,523,835	(263,840)	—	(163,211,835)	(43,061,529)
Shares issued for cash (Note 9(b))	6,272,727	68,999,997	—	—	—	—	68,999,997
Share issuance cost	—	(5,120,793)	—	—	—	—	(5,120,793)
Shares issued on options exercised	75,244	557,956	(106,708)	—	—	—	451,248
Shares issued under Employee Stock Ownership Plan	30,508	165,662	—	—	—	—	165,662
Shares issued under RSU	263,725	1,483,080	(1,483,080)	—	—	—	—
Share-based compensation	—	—	4,193,076	—	—	—	4,193,076
Dividends paid	—	—	—	—	—	(5,592,226)	(5,592,226)
Net income and total comprehensive income	—	—	—	—	590,038	4,504,563	5,094,601

BALANCE, DECEMBER 31, 2020	49,177,699	$147,976,213	$41,127,123	$(263,840)	$590,038	$(164,299,498)	$25,130,036

–more–

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars unless otherwise noted) (Unaudited)

		Three months ended December 31,		Six months ended December 31,
	Notes	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income		$1,902,620	$2,710,334	$4,504,563	$6,161,548
Items not involving cash
Depreciation of property and equipment		811,436	846,050	1,677,649	1,671,194
Amortization of right of use assets	(Note 6)	606,691	413,336	1,096,502	826,673
Amortization of contract acquisition assets	(Note 5)	2,632,390	2,103,603	5,172,455	4,352,898
Share-based compensation	(Note 9(h))	2,553,776	1,070,385	5,146,781	2,237,186
Deferred income taxes	(Note 11)	(594,560)	(108,615)	(78,560)	(476,396)
Interest		272,932	(100,165)	244,269	(199,272)
Unrealized foreign exchange loss		325,119	65,631	481,683	56,840
Change in non-cash working capital
Trade and other receivables		1,657,214	(555,165)	6,702,588	5,962,202
Income tax receivable		(409,634)	84,406	(433,522)	599,146
Prepaid expenses and other		(1,205,136)	808,900	(2,735,357)	1,162,717
Contract acquisition assets incurred	(Note 5)	(3,586,236)	(1,669,443)	(6,425,857)	(3,092,689)
Trade and other payables		3,017,263	(1,251,078)	1,753,183	(3,813,540)
Income tax payable		(135,115)	21,932	(359,264)	35,592
Accrued warranty		(83,409)	(290,085)	(115,000)	(210,585)
Deferred revenue		5,644,921	(1,976,458)	11,485,416	(5,622,269)

CASH FROM OPERATING ACTIVITIES		13,410,272	2,173,568	28,117,529	9,651,245

INVESTING ACTIVITIES
Purchase of property and equipment		(147,523)	(713,409)	(1,093,394)	(2,362,562)
Proceeds from maturities of short-term investments		6,594,202	16,410,000	17,027,384	23,280,000
Purchase of short-term investments		—	(13,796,274)	—	(25,581,776)

CASH FROM (USED IN) INVESTING ACTIVITIES		6,446,679	1,900,317	15,933,990	(4,664,338)

FINANCING ACTIVITIES
Dividends paid	(Note 9(g))	(3,011,850)	(2,512,563)	(5,592,226)	(5,021,806)
Issuance of common shares	(Note 9(b))	69,325,213	905,135	69,701,544	1,056,261
Cost of common share issuance		(5,120,793)	—	(5,120,793)	—
Payment of lease liabilities	(Note 8)	(746,693)	(417,862)	(1,207,653)	(827,727)

CASH FROM (USED IN) FINANCING ACTIVITIES		60,445,877	(2,025,290)	57,780,872	(4,793,272)

FOREIGN EXCHANGE EFFECT ON CASH		25,561	78,181	64,330	67,250
INCREASE IN CASH AND CASH EQUIVALENTS		80,328,389	2,126,776	101,896,721	260,885
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		51,295,830	16,824,648	29,727,498	18,690,539

CASH AND CASH EQUIVALENTS, END OF PERIOD		$131,624,219	$18,951,424	$131,624,219	$18,951,424